EXHIBIT 99.1

Leading Independent Proxy Advisory Firms ISS and Glass Lewis Both Recommend O2Micro Shareholders Vote “FOR” Proposed Going Private Transaction

GEORGE TOWN, Grand Cayman, Jan. 19, 2023 (GLOBE NEWSWIRE) -- O2Micro International Limited (NASDAQ Global Select Market: OIIM) (“O2Micro” or the “Company”), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced that both Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) have recommended that O2Micro shareholders vote “FOR” the proposed going private transaction for US$5.0 per American Depository Share (each, an “ADS”) or US$0.1 per ordinary share in cash, as contemplated in the Company’s previously announced Agreement and Plan of Merger dated September 30, 2022 (the “Merger Agreement”) among the Company, FNOF Precious Honour Limited (“Parent”) and Rim Peak Technology Limited, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”).

ISS and Glass Lewis are leading independent proxy advisory firms which, among other services, provide proxy voting recommendations to pension funds, investment managers, mutual funds and other institutional shareholders. Each of their voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.

The Company’s extraordinary general meeting of shareholders (the “EGM”) to consider and vote on, among other things, the proposal to authorize and approve the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger and the consummation of the transactions contemplated thereby, including the Merger, will be held on January 31, 2023 at 2:00 p.m. (Cayman Islands Time) at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Shareholders and ADS holders are encouraged to vote promptly by following the instructions indicated on their proxy cards to ensure that their shares or ADSs are represented at the EGM. If you have not mailed in your proxy, or given instruction to the ADS depositary with respect to the vote of your ADSs, please mail in your proxy or give such voting instruction immediately.

Shareholders of record as of the close of business in the Cayman Islands on December 16, 2022 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of the close of business in New York City on December 16, 2022 will be entitled to instruct The Bank of New York Mellon, the ADS depositary, to vote the ordinary shares represented by their ADSs at the EGM. All votes submitted to the ADS depositary must be received by 12:00 p.m. (Eastern Standard Time) on January 26, 2023.

The Company has retained D.F. King & Co., Inc. as its proxy solicitor to assist it in connection with the upcoming EGM. Shareholders who have questions about the Merger Agreement or the Merger, need additional copies of the Company’s proxy materials, or need assistance in voting their ADSs or shares are encouraged to contact D.F. King & Co., Inc. by phone at (800) 967-5051 (TOLL-FREE from the U.S. and Canada) or (212) 269-5550 (COLLECT). Banks and brokers may call collect at (212) 269-5550.

The Company’s shareholders and ADS holders are urged to read carefully and in their entirety the Company’s definitive proxy materials, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov).

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the Merger will not occur as planned if the Merger is not approved by the shareholders of the Company or if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and O2Micro undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Daniel Meyberg

O2Micro Investor Relations

ir@o2micro.com

Joe Hassett

Gregory Communications

joeh@gregoryfca.com